Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In millions, except ratios, unaudited)	Year Ended December 31,					Six Months Ended June 30,
	2007	2008	2009	2010	2011	2012
Earnings:
Pre-tax income from continuing operations	$5,674	$5,854	$8,381	$10,796	$12,326	$7,002
Add:
Fixed charges	56	108	109	103	185	161

Pre-tax income from continuing operations plus fixed charges	$5,730	$5,962	$8,490	$10,899	$12,511	$7,163

Fixed charges:
Interest expense and amortization of capitalized expenses related to indebtedness	$1	$3	$1	$5	$58	$42
Estimated interest component included in rent expense	55	105	108	98	127	119

Total fixed charges	$56	$108	$109	$103	$185	$161

Ratio of earnings to fixed charges	103	55	78	106	68	44